# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMA Graphene Technology Group Inc., CIK 0001956166
CUSIP: G61440106
Title of class of securities: Class A Ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: OFFICE UNIT B8, 27/F NCB INNOVATION, CENTRE NO. 888 LAI CHI KOK ROAD, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/09/2026
Amends the filing with accession number 0001493152-24-047227
Filed by CIK 0002028403
Persons authorized to receive notices and communications: Chi Ming Lam, UNIT B8, 27/F NCB INNOVATION, CENTRE, No. 888 Lai Chi Kok Road, KOWLOON, Hong Kong (K3), 0000, (852) 2370-3788

## Reporting persons
- Lam Chi Ming (CIK 0002028403): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 7,824,865; shared voting power 0; sole dispositive power 2,424,865; shared dispositive power 5,400,000; aggregate amount beneficially owned 7,824,865 (4.8% of the class)
  Comment: Row 11 includes (i) 1,824,865 Class A Ordinary Shares of PMA Graphene Technology Group Inc. (the "Issuer") over which Chi Ming Lam ("Mr. Lam") has sole voting and sole dispositive power, (ii) 600,000 Class B Ordinary Shares of the Issuer over which Mr. Lam has sole voting and sole dispositive power, and (iii) 5,400,000 Class B Ordinary Shares of the Issuer over which Mr. Lam has sole voting power and shared dispositive power.
  
  Row 13 is calculated based on 162,975,000 outstanding Ordinary Shares as a single class, being the sum of 156,975,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares outstanding as of September 2, 2026, as disclosed in the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on September 3, 2026. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating Mr. Lam's percentage ownership of the Issuer's Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary shares, par value $0.0005 per share
Name of issuer: PMA Graphene Technology Group Inc.
Address of issuer's principal executive offices: OFFICE UNIT B8, 27/F NCB INNOVATION, CENTRE NO. 888 LAI CHI KOK ROAD, KOWLOON, Hong Kong (K3), 00000
Comment:
This Amendment No. 12 to Schedule 13D ("Amendment No. 12") amends and supplements Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 21, 2024 ("Schedule 13D"), as amended by Amendment No. 1 filed on February 3, 2025 ("Amendment No. 1"), Amendment No 2. filed on July 25, 2025 ("Amendment No. 2"), Amendment No. 3 filed on October 2, 2025 ("Amendment No. 3"), Amendment No. 4 filed on October 17, 2025 ("Amendment No. 4"), Amendment No. 5 filed on December 12, 2025 ("Amendment No. 5"), Amendment No. 6 filed on February 18, 2026 ("Amendment No. 6), Amendment No. 7 filed on March 3, 2026 ("Amendment No. 7"), Amendment No. 8 filed on March 6, 2026 ("Amendment No. 8"), Amendment No. 9 filed on March 12, 2026 ("Amendment No. 9"), Amendment No. 10 filed on March 17, 2026 ("Amendment No. 10") and Amendment No. 11 filed on August 25, 2026 ("Amendment No. 11") relating to the ordinary shares, US$0.0005 par value per share (the "Ordinary Shares") of PMA Graphene Technology Group Inc., a Cayman Islands holding company (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

In June 2026, the Issuer completed a redesignation and reclassification of its Ordinary Shares. The Issuer's Ordinary Shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0005 per share. The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to one hundred votes per share and each Class A Ordinary Share is entitled to one vote per share.

Mr. Lam's 8,414,865 Ordinary shares were redesignated and reclassified as follows: (i) 2,414,856 Ordinary Shares were redesignated and reclassified on a one-for-one basis into 2,414,856 Class A Ordinary Shares and (ii) 6,000,000 Ordinary Shares were redesignated and reclassified on a one-for-one basis into 6,000,000 Class B Ordinary Shares.

The purpose of this Amendment No. 12 is to report certain changes to the Reporting Person's beneficial ownership of Class A Ordinary Shares: on September 9, 2026, Mr. Lam sold 150,000 Class A Ordinary Shares on the open market and on September 11, 2026 Mr. Lam sold 120,000 Class A Ordinary Shares on the open market for an aggregate total of 270,000 Class A Ordinary Shares sold between September 9, 2026 and September 11, 2026. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Mr. Chi Ming Lam ("Mr. Lam" or the "Reporting Person").
Residence or business address: Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong.
Present principal occupation or employment: Director of PMA Graphene Technology Group Inc.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of November 21, 2024, the date the Schedule 13D was filed, Mr. Lam held 11,250,000 Ordinary Shares. As of the date of Amendment No. 1 filed on February 3, 2025, Mr. Chi Ming Lam held 10,750,000 Ordinary Shares. As of the date of Amendment No. 2 filed on July 25, 2025, Mr. Lam held 10,614,000 Ordinary Shares. As of the date of Amendment No. 3 filed on October 2, 2025, Mr. Lam held 10,473,500 Ordinary Shares. As the date of Amendment No. 4 filed on October 15, 2025, Mr. Lam held 9,807,000 Ordinary Shares. As the date of Amendment No. 5 filed on December 2, 2025, Mr. Lam held 9,807,000 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 6 filed on February 18, 2026, Mr. Lam held 9,647,448 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 7 filed on March 3, 2026, Mr. Lam held 9,247,448 Ordinary Shares, of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 8 filed on March 6, 2026, Mr. Lam held 8,978,527 Ordinary Shares of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 9 filed on March 13, 2026, Mr. Lam held 8,599,220 Ordinary Shares of which 5,400,000 Ordinary Shares have been pledged. As of the date of Amendment No. 10 filed March 17, 2026, Mr. Lam held 8,414,865 Ordinary Shares of which 5,400,000 Ordinary shares have been pledged. As of the date of Amendment No. 11 filed on August 25, 2026, Mr. Lam held 8,094,865 Ordinary Shares of which 5,400,000 Ordinary Shares have been pledged.

On September 9, 2026, Mr. Lam sold 150,000 Class A Ordinary Shares on the open market and on September 11, 2026 Mr. Lam sold 120,000 Class A Ordinary Shares on the open market, for an aggregate total of 270,000 Class A Ordinary Shares sold on the open market between September 9, 2026 and September 11, 2026.

As of September 11, 2026, Mr. Lam is the beneficial owner of 7,824,865 Ordinary Shares of the Issuer, consisting of 1,824,865 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares of which 5,400,000 Class B Ordinary Shares have been pledged. Mr. Lam retains voting and dividend rights in respect of the pledged shares provided no event of enforcement has occurred and such actions do not diminish the collateral's value.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Person is the Issuer's non-independent director as of the date of this filing. Mr. Lam consummated the transactions described herein after the expiration of the lock-up period expiring 6 months after the Issuer's Initial Public Offering made pursuant to a Registration Statement on Form F-1 (File No. 333-281817). The Reporting Person expects to evaluate the Issuer's financial condition and prospects and the Reporting Person's respective interests in, and intentions with respect to, the Issuer and the Reporting Person's respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change his intentions, as he deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease his holdings in the Issuer that the Reporting Person now owns or may hereafter acquire.

Except as set forth in this Item 4 or in Item 3, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Amendment No. 12 to the Schedule 13D, the Reporting Person is the beneficial owner of 7,824,865 Ordinary Shares of the Issuer representing 4.8% of the Issuer's issued and outstanding shares, consisting of 1,824,865 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares of which 5,400,000 Class B Ordinary Shares have been pledged. The Reporting Person retains voting and dividend rights in respect of the pledged shares provided no event of enforcement has occurred and such actions do not diminish the collateral's value.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Amendment No. 12 to the Schedule 13D, the Reporting Person has (i) sole voting and sole dispositive power over 1,824,865 Class A Ordinary Shares; (ii) sole voting and sole dispositive power over 600,000 Class B Ordinary Shares, and (iii) sole voting power and shared dispositive power over 5,400,000 Class B Ordinary Shares.
Transactions in the class effected during the past sixty days: The transactions in the Class A Ordinary Shares effected by the Reporting Person during the past sixty days are described in Item 3 of this Amendment No. 12 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Amendment No. 12 to the Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Class A Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 11, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Class A Ordinary Shares. This Amendment No. 12 constitutes the Reporting Person's final amendment to the Schedule 13D unless and until beneficial ownership again exceeds five percent.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information concerning the Stock Pledge Agreement previously disclosed in Amendment No. 5 is incorporated herein by reference. Except as previously disclosed, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Lam Chi Ming: Lam Chi Ming, Lam Chi Ming (09/11/2026)